NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q3 – 2017

As at and for the
three and nine month periods
ended September 30, 2017

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at November 13th, 2017 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016 and the unaudited consolidated financial statements as at the 3 and 9 month periods ended September 30, 2017. This MD&A covers the unaudited 3 month ("Q3-17") and 9 month year-to-date (“2017 YTD”) periods ended September 30, 2017, with comparative totals for the 3 month (“Q3-16”) and 9 month year-to-date (“2016 YTD”) periods ended September 30, 2016.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	Estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	The timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	Estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 2

Description of the Business

NXT provides an airborne, gravity-based geophysical survey to hydrocarbon Exploration and Production (“E&P”) companies globally.

NXT's proprietary patented Stress Field Detection ("SFD®") survey method is used to identify subsurface trapped fluid accumulations by responding to the gravitational perturbations associated with density and stress distribution conditions that are indicative of the simultaneous existence of trap, reservoir and seal.   This is a decisive piece of information within the exploration process, only identified by the use of SFD® technology and is crucial to the commercial success of exploration projects. This is the value proposition of the SFD® technology – it mitigates the exploration risks associated with prospect drilling, reduces finding costs and maximizes upstream program efficiencies in terms of time and success rates.

SFD® surveys are non-invasive, environmentally friendly, unaffected by ground security concerns and effective in both offshore and onshore environments.  The results of the survey enable the customer to focus their exploration efforts towards areas with higher success potential, thus minimizing the huge expense of drilling non-commercial prospects.

SFD® is an established exploration tool with a number of clients globally and a growing list of recommended prospects drilled, that have resulted in significant discoveries. This technology is particularly useful as an early stage reconnaissance tool in frontier and under-developed areas; it provides a cost-effective means for focusing more costly geophysical expenditures such as seismic data acquisition. SFD® can also be used prior to drilling in areas that have significant seismic coverage to prioritize seismic prospects based on their reservoir potential, thus reducing exploration risk.

NXT recognizes that its past revenues have been sporadic, as they have derived from large E&P companies. The business processes of these clients are thorough, time intensive and usually require multiple levels of approval and validation. Whilst this has been a laborious process, it has afforded NXT significant recognition at the large NOC and IOC level. However, at the same time, the business has been adversely impacted by the continued depression in oil prices and the associated reduction in exploration activity. Our primary goal has been to expand our revenue base, by increasing the pipeline of opportunities with new and existing customers and we seek to achieve this goal by pursuing SFD® contracts globally aimed at identifying large potential reserves in under-developed, proven hydrocarbon basins providing considerable upside to oil & gas companies and countries alike. The Company is currently actively engaged in pursuing opportunities in several regions and countries including the Gulf of Mexico, Sri Lanka, West Africa, Asia Pacific, and Guyana-Suriname and has made progress on advancing contracts in each over the past 12 months.

NOCs typically have a long-term strategic focus and our challenge is the time it takes to share essential information and develop relationships with multiple governmental layers and agencies. NXT is actively pursuing financing options and shorter-term contracts that will enable us to sustain the business while executing this strategy.

Following the successful completion of the Bolivia Survey Projects in 2015 NXT has been effective in positioning the SFD® method as an established geophysical tool backed by technical papers, past project case studies, and a strong list of references and letters of recommendations. Please see the NXT Energy website for more information. (www.nxtenergy.com)

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As NXT pursues various international markets, one of our strategies is to utilize high quality local sales representatives with key knowledge of their area, potential clients and the exploration sector of the oil and gas industry.  This allows us to cover larger areas and more clients with minimum fixed cost.

NXT continues to have sales representatives who pursue SFD® opportunities in such markets as Latin America, the Middle-East and Southeast Asia (Sri Lanka, Malaysia and Pakistan).  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

It should be noted, however, that the process of expanding the client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•	Large NOCs tend to have a long decision making and approval process.

•	The current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the quarter ended September 30, 2017.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue contracts, NXT’s working capital has reduced from approximately $7.8 million at December 31, 2015 to negative $296,846 at September 30, 2017.  The Company’s current working capital position is not expected to be sufficient to meet its obligations for the 12 month period beyond the date that these financial statements have been issued.  While near term survey prospects are expected to provide positive contribution to the liquidity position, there are no certainties that these prospects will convert into executed contracts.  The Company has taken steps to reduce costs; the most significant include the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff.

In addition, the Company announced a Rights Offering to its existing shareholders on September 26th, 2017. (See section on “Liquidity and Capital Resources”).

If necessary, additional financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.

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The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

Near-term Outlook for 2017

There are a number of short-term and longer-term prospects that are being pursued in South and Central America, the frontier areas of Africa, Asia, and offshore Atlantic regions (particularly where Canadian and American E&P companies are operating).

NXT has been working with a number of clients towards finalizing survey contracts. However, the process within the NOC’s and related Government departments in these regions are complex and time consuming.

As announced on September 19th, 2016 NXT has submitted a proposal to SHINE Quests FZC (“SQ”) for a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. NXT has agreed the terms of contract with SQ for the provision of the SFD® survey services and this agreement will be signed once SQ and the Sri Lankan government have finalized the larger contract.

The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing Geological & Geophysical data, (which includes regional seismic data), that is available for the Mannar Basin.

The revenue from the “Project SHINE” to NXT is estimated to be approximately US$29 million, of which US$21 million relates directly to SFD® services. The SFD® survey work includes the data acquisition, data interpretation and data integration with seismic data. All these services will be provided utilizing the SFD® technology and NXT personnel. The remaining revenue of approximately US $8 million relates to the additional work that may be undertaken, for example, a geological engineering study, the purchase and reprocessing of existing seismic data, seismic data integration and correlations studies, all of which will be outsourced by NXT to other local and international companies respectively.

The timing of the project is uncertain as it is dependent on a number of factors including government approval and execution of final sales agreements. Dealing with government organizations is a slow and patient process. During our engagement with this project, the Sri Lankan Government made certain changes that slowed down the process. These changes to critical staff engaged with our project have been the primary reason for the delays which we expect will continue until the new officers re-engage with the project.

NXT completed the data acquisition and interpretation for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by Comision Nacional de Hidrocarburos (“CNH”) for the shallow water bid round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas.

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The survey covered an area of approximately 8,900 square kilometers and was completed ahead of time and budget.

The interpreted data that resulted from the survey is now available for license to the successful bidders of the blocks.

The exposure that has resulted from the marketing effort of this multi-client survey has provided insight into other areas in the region where there is interest for SFD® datasets. The Company is therefore considering performing further SFD® multi-client surveys in addition to sole-source projects in the future.

NXT has also been working diligently on making gains with several other prospects globally and are in discussions with their respective NOC’s. Further, NXT has also been working with E&P companies who have assets in Africa and have indicated their interest in using the SFD® method to help evaluate their prospects. We believe these organizations view SFD® as an essential tool to achieve cost and time efficiencies.

Intellectual Property (“IP”) and Research & Development (“R&D”)

We have made significant progress in the development of algorithms to model the SFD® signal. We believe that this will enable NXT to create software to enhance and accelerate SFD® data interpretation as well as assisting clients in the understanding of SFD® recommendations. The end goal will be for the client to independently interpret SFD® data.

We have completed the testing of the upgraded SFD® Data Acquisition System. This system was successfully used on the recent Gulf of Mexico SFD® survey project. It is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) continue in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

So far, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), and Europe (September 2017), and notices of Allowance have been also received from Mexico (July 2017) and the United States (July 2017), which are areas of prime commercial focus for the Company.

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Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter.

	Q3-2017 Sept 30,2017	Q2-2017 June 30,2017	Q1-2017 Mar 31,2017	Q4-2016 Dec 31,2016
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,935,356)	(2,723,956)	(2,214,726)	(2,356,848)

Income (loss) per share - basic	$ (0.04)	$ (0.05)	(0.04)	(0.04)
Income (loss) per share - diluted	$ (0.04)	$ (0.05)	(0.04)	(0.04)

	Q3-2016 Sept 30,2016	Q2-2016 June 30 ,2016	Q1-2016 Mar 31,2016	Q4-2015 Dec 31,2015
Survey revenue	$ -	$ -	$ 1,447,269	17,422,151
Net income (loss)	$ (2,142,834)	$ (2,643,938)	(1,955,942)	15,523,601

Income (loss) per share - basic	$ (0.04)	$ (0.05)	(0.04)	0.29
Income (loss) per share - diluted	$ (0.04)	$ (0.05)	(0.04)	0.29

Q3-17 to Q2-17 comparison - NXT had survey revenue of $nil ($nil in Q2-17), survey costs of $261,658 ($612,342 in Q2-17) related to aircraft lease and maintenance costs, and SBCE of $162,724 ($169,033 in Q2-17).

Q2-17 to Q1-17 comparison – NXT had survey revenue of $nil ($nil in Q1-17), survey costs (related to the Gulf of Mexico Multi-Client survey, and aircraft lease and maintenance costs) of $612,342 ($163,217 in Q1-17), and SBCE of $169,033 ($165,248 in Q1-17).

Q1-17 to Q4-16 comparison – NXT had survey revenue of $nil ($nil in Q4-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $163,217 ($9,998 in Q4-16), and SBCE of $165,248 ($287,500 in Q4-16).

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $9,998 ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,454,988 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization

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expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

	Q3-17	Q3-16	2017 YTD	2016 YTD
Survey Revenue	$ -	$ -	$ -	$ 1,447,269
Expenses:
SurveMy costs	261,658	200,443	1,037,217	1,147,187
General and administrative	1,013,148	1,128,847	3,712,780	4,217,782
Stock based compensation expense	162,724	218,000	497,005	503,000
Amortization of property and equipment	454,163	521,945	1,443,413	1,556,696
	1,891,693	2,069,235	6,690,415	7,424,665

Other Expenses (income):
Interest Expense (income), net	199	(3,962)	4,925	(14,843)
Foreign exchange (gain) loss	9,507	(12,211)	26,788	273,064
Other expense (recovery)	33,957	23,065	79,323	195,795
	43,663	6,892	111,036	454,016
Loss before income taxes	$ (1,935,356)	$ (2,076,127)	$ (6,801,451)	$ (6,431,412)
Income tax expense	-	(66,707)	72,587	(311,302)
Net loss for the period	$ (1,935,356)	$ (2,142,834)	$ (6,728,864)	$ (6,742,714)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client and the obligation under the contract is fulfilled.

	Q3-17	Q3-16	2017 YTD	2016 YTD
Aircraft Lease Costs	152,795	-	259,847	-
Amortization of deferred gain	(38,826)	-	(64,709)
Aircraft Operations	146,624	139,850	470,843	407,160
Survey projects	1,066	60,593	371,237	740,027
Survey expenses, net	261,658	200,443	1,037,217	1,147,187

During Q3-2017, the survey costs related entirely to the aircraft lease and maintenance costs, net of charter hire revenue.

During Q2 2017, NXT completed an SFD® survey in the Gulf of Mexico. There have been no sales for the SFD® data that was recorded and therefore the direct costs of the survey have been expensed during the quarter. Survey costs only represent the direct costs that were incurred during operations of this survey and exclude any indirect costs associated with the use of the technology.

In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for Yacimientos Petroliferos Fiscales Bolivianos (YPFB) the National Oil Company of Bolivia, was delivered and completed in January, 2016, which resulted in US $1 million (for which one half had been billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

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During Q2-17, the Company entered into a sale and leaseback transaction of its aircraft. Accordingly, subsequent to entering into the transaction in April 2017, survey expenses include the net costs related to this operating lease. The monthly lease payments are net of the deferred gain on sale that was realized upon completion of the transaction.

Also included in Survey expenses are the net costs related to maintaining the survey aircraft. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. All associated revenues and costs of such charter activity are retained by NXT.

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q3-17	Q3-16	net change	% change
Salaries, benefits and consulting charges	548,582	615,154	(66,572)	-10.82%
Board, professional fees, & public company costs	217,666	191,056	26,610	13.93%
Premises and administrative overhead	192,340	194,534	(2,194)	-1.13%
Business development	35,917	83,889	(47,972)	-57.18%
Bolivian Overhead	18,643	-	18,643	0.00%
Other	-	44,214	(44,214)	100.00%
Total G&A	1,013,148	1,128,847	(115,699)	-10.25%

	2017 YTD	2016 YTD	net change	% change
Salaries, benefits and consulting charges	2,032,678	2,340,412	(307,734)	-13.15%
Board, professional fees, & public company costs	654,768	689,502	(34,734)	-5.04%
Premises and administrative overhead	650,330	610,512	39,818	6.52%
Business development	167,999	526,072	(358,073)	-68.07%
Bolivian Overhead	206,959	-	206,959	-100.00%
Other	46	51,284	(51,238)	-99.90%
Total G&A	3,712,780	4,217,782	(505,002)	-11.97%

The overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	Q3-17 salaries, benefits and consulting charges are lower than Q3-16 levels due to lower staffing levels.
•	Board, professional fees & public company costs, were slightly higher in Q3-17 due to equity financing related costs.
•	Business development costs were lower in Q3-2017 due to lower marketing activity.
•	Q3-16, Bolivian overhead costs of $63,217 (year to date $236,688) were classified as consolidated survey costs as the sole purpose of the office opening was to administer the YPFB survey. At the beginning of Q1-17, Bolivian overhead costs were presented as G&A to reflect the fact the office has been maintained to facilitate periodic operating activities in Bolivia that are anticipated from time to time. In Q-2 2017 a previously held “fiscal tax credit” of $127,798 was expensed as the recoverability of this receivable was no longer considered certain. The credit related to the Bolivian equivalent of input sales tax and is usually offset against output sales tax. It is not refundable if input tax exceeds output tax.
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Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There was a lower average number of options outstanding in the Q3-17 period (total of 2,001,001 as at the end of Q3-17 as compared to 3,321,001 at the end of Q3-16).

Interest income (expense), net – includes interest income earned on short-term investments & interest expense from capital lease obligations. Interest expense as at the end of Q3-17 was $4,925 as compared to interest income of $14,843 at the end of Q3-16.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$ and Cdn$. For example, when the Cdn$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end (which has decreased in Q3-17 as compared to the end of 2016 (1.248 Cdn$ / US$ at the end of Q3-17 as compared to 1.343 Cdn$ / US$ as at Q4-16), resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange loss for the period was primarily caused by the translation of assets and liabilities in both the Bolivian branch and the Canadian corporation which were held in US$.

Intellectual Property and other expenses - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities.

Other expense related to	Q3-17	Q3-16	2017 YTD	2016 YTD
Intellectual property and R&D	$ 31,916	$ 15,621	$ 72,943	$ 39,449
TSX list project and other, net	2,041	7,444	6,380	156,346
	33,957	23,065	79,323	195,795

In 2016, other expense included exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of his 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

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NXT’s intellectual property (“IP”) assets acquired in 2015 had a cost base of $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	Q3-17	Q3-16	2017 YTD	2016 YTD
Property and equipment	$ 32,981	$ 100,763	$ 179,864	$ 293,332
Intellectual property	421,183	421,182	1,263,550	1,263,364
	454,164	521,945	1,443,414	1,556,696

At the end of Q-3 2017, management performed an impairment test and concluded that no impairment was required.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2016 reflects such withholding taxes which were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada or Bolivia during Q3-17.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q3-17 was $ 129,702.

Significant progress has been made in the recent past in developing our pipeline of opportunities to secure new revenue contracts. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on the Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

In order to enhance the short-term cash flow of the business, NXT completed a sale and leaseback agreement with a Calgary based international aircraft services organization on April 28th, 2017. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft back for a minimum period of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the lessor of approximately US $40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

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On September 26th, 2017 the Company announced a Rights Offering to its existing shareholders as it had less than one month’s working capital remaining to support its obligations.

The terms of the Rights Offering were as follows:

Number of Rights	53,856,509
Record Date	4th October, 2017
Time & Date of Expiry of Offer	4:30 pm (Calgary time) 31 October, 2017
Basic Subscription Privilege	1 common share = 1 Right 5.25 Rights = 1 Rights Share
Exercise Price per Right	$0.0952 per Right
Subscription Price per Rights Share	$0.50 per Rights Share
Maximum # of Securities Issuable / Proceeds (1)	10,258,383 Rights Shares for $5,129,192 if 100% of Offering is subscribed.
Estimated Expenses of Offering	$50,000
Minimum proceeds	Zero
Additional Subscription Privilege	Yes

NXT took the decision to proceed with the Offering as it provided existing shareholders with the opportunity to participate in additional equity, at a discount to market price, without experiencing dilution. In addition, certain of NXT’s U.S. based shareholders were prevented from participating in any other form of equity issuance by their governing documents. The Offering allowed over-subscription, and therefore permitted parties who were not current shareholders to purchase and exercise Rights if available in the market. The Rights Offering Notice and Circular contain more information on the Rights Offering please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

The Rights Offering closed on October 31st 2017 with the following results:

	Non Insiders	Insiders	Total
Basic Subscription	1,556,751	680,856	2,237,607	53%
Over Subscription	1,949,683	-	1,949,683	47%
Total Shares Purchased	3,506,434	680,856	4,187,290	100%
Total Proceeds			2,093,645
Total Shares now Outstanding			58,043,799

Following the proceeds received as a result of the Rights Offering, NXT has estimated that it will have sufficient funds to meet its ongoing obligations for a period of approximately 5 months.

NXT has no secured debt, and had a “net working capital” deficiency of $296,846 as at Q3-17 as follows:

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 12

	Sept 30, 2017	Dec 31, 2016	net change as at Q3-17
Current assets (current liabilities)
Cash and cash equivalents	$ 129,702	$ 1,943,587	$ (1,813,885)
Accounts receivable	61,181	205,952	(144,771)
Prepaid expenses and deposits	695,935	166,802	529,133
Accounts payable and accrued liabilities	(1,145,047)	(575,964)	(569,083)
Income taxes payable	-	(98)	98
Current portion of capital lease obligation	(38,617)	(36,769)	(1,848)
Net working capital	(296,846)	1,703,510	(2,000,356)

The reduction in accounts receivable of $145k in the year is due to the reversal in Q-2 2017 of a Bolivian income tax credit of $121k that was no longer considered recoverable (see “General and administrative expense”).

The increase in prepaid expenses and deposits is primarily due to the deposit paid to the aircraft lessor at the commencement of the lease, which totaled $463,825. This amount is refundable at the end of the lease. The remainder of the difference is due to an increase in prepaid operating expenses.

The increase is accounts payable and accrued liabilities is comprised the following movements:

	Sept 30, 2017	Dec 31, 2016	net change as at Q3-17
Trade Accounts Payable	$ (240,819)	$ (282,402)	$ 41,583
Deferred Gain on Sale of Aircraft	(155,301)	-	(155,301)
Deferred Employee salaries	(174,874)	-	$ (174,874)
Deferred Director /Advisory Board Remuneration	(155,862)	-	(155,862)
Accrued Liabilities	(187,797)	(107,387)	$ (80,410)
Vacation Pay Accrued	(199,748)	(148,248)	(51,501)
Miscellaneous movements	(30,645)	(37,927)	7,282
	(1,145,047)	(575,964)	(569,083)

Due to the Company experiencing cash flow constraints, measures were taken in early Q-2 to conserve cash wherever possible. These measures included deferring a portion of the employees pay and all of the Directors and Advisory Board members’ remuneration.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at September 30th, 2017, or as at December 31, 2016.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 13

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Cash flows from (used in)	Q3-17	Q3-16	2017 YTD	2016 YTD
Operating activities	$ (1,649,092)	$ (2,001,582)	$ (4,950,496)	$ (6,145,547)
Financing activities	(9,252)	257,169	3,079	385,792
Investing activities	1,440,000	335,831	4,526,623	(861,326)
Net source (use) of cash	(218,344)	(1,408,582)	(420,794)	(6,621,081)
Cash and cash equivalents, start of period	288,046	1,873,304	490,496	7,085,803
Cash and cash equivalents, end of period	69,702	464,722	69,702	464,722

Cash and cash equivalents	69,702	464,722	69,702	464,722
Short-term investments	60,000	2,845,053	60,000	2,845,053
Total	129,702	3,309,775	129,702	3,309,775

Operating Activities

Operating Activities	Q3-17	Q3-16	2017 YTD	2016 YTD
Net income (loss) for the period	$ (1,935,356)	$ (2,142,834)	$ (6,874,038)	$ (6,742,714)
Total non-cash expense items	578,833	741,446	2,085,702	2,060,738
	(1,356,523)	(1,401,388)	(4,788,336)	(4,681,976)
Change in non-cash working
capital balances	(292,569)	(600,194)	(162,160)	(1,463,571)
Cash used in operating activities	(1,649,092)	(2,001,582)	(4,950,496)	(6,145,547)

Financing Activities

Q3-17 reflects a cash outflow of $6,948 for the repayment of the capital lease obligation. Q3-16 reflected $25,409 cash use for repayments of the capital lease obligation and $411,201 proceeds from the exercise of NXT stock options.

Investing Activities

The overall net cash source (use) noted above for 2017 and 2016 are as follows, and include the movement from cash out of and into short-term interest-bearing investment balances, as follows:

Investing Activities	Q3-17	Q3-16	2017 YTD	2016 YTD
Sale/(purchase) of property and equipment	-	$ (9,006)	$ 3,133,533	$ (86,564)
Decrease (increase) in short term investments	1,440,000	269,837	1,393,090	(789,575)
Decrease in restricted cash	-	75,000	-	75,000
Change in non-cash working capital balances	-	-	-	(60,187)
Cash from (used in) investing activities	1,440,000	335,831	4,526,623	(861,326)

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 14

•	On April 28th, 2017 NXT sold completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US $2,300,000). The aircraft was originally purchased for $2,734,610 (US$2,000,000) in December 2015 and at the date of sale accumulated amortization of $368,854. The sale resulted in a gain of $776,504. NXT has recognized the gain on sale as a “deferred gain on sale”. Which will be amortized over the term of the lease (5 years), in accordance with US GAAP.
•	The purchase of property and equipment in Q2-17 relates entirely to SFD® Equipment and computer software.
•	The $9k purchase of property and equipment in Q3-2016 relates to upgrades to IT equipment.

Contractual Commitments

Aircraft and office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10-year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at September 30, 2017:

For the period ended Sept 30	Office Premises	Aircraft
2017	535,485	591,552
2018	535,485	591,552
2019	535,485	591,552
2020	544,408	591,552
	2,150,863	2,366,208
Thereafter, 2021 through 2025	2,326,374	492,960
	4,477,237	2,859,168

Other

As a result of employee terminations subsequent to the end of the quarter, the Company has triggered contractual commitments relating to termination benefits of approximately $100,000

Additional Disclosures - Outstanding Securities

	as at November 13, 2017	as at September 30, 2017	as at December 31, 2017
Shares issued and outstanding:
Common shares	58,043,799	53,856,509	53,856,509
Common shares reserved for issue re:
Stock options	2,001,001	2,001,001	3,321,001
	60,044,800	55,857,510	57,177,510

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 15

Other Transactions with Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the nine months
ended September 30		ended September 30
2017	2016	2017	2016
$ 11,796	9,456	$ 83,263	$ 48,755

Accounts payable and accrued liabilities includes a total of $54,897 ($10,443 as at December 31, 2016) payable to this law firm.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2016. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

No new accounting policies were adopted in 2017.

Future Accounting Policy Changes – Revenue recognition + Leases

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 16

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Steps to mitigate the risk of insufficient cash flow have been taken, please see the “Liquidity and Capital Resources” section above.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 17

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defense of our rights to the SFD® technology could be very significant.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Four of the five current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as Bolivia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2017	Page | 18

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. During the periods ended June 30, 2017, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

However, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

We seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at June 30, 2017. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost-effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

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Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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